SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         PENRIL DATACOMM NETWORKS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    709352108
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                                 (CUSIP Number)

                                    Copy to:

                                          Stephen I. Budow, Esq.
Mr. Ronald A. Howard                      Morrison Cohen Singer & Weinstein, LLP
1300 Quince Orchard Boulevard             750 Lexington Avenue
Gaithersburg, Maryland 20878              New York, New York 10022
Telephone (800) 473-6745                  Telephone (212) 735-8600
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 18, 1996
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


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

CUSIP
No.   709352108                       13D
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 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                               Ronald A. Howard
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 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
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 3     SEC Use Only

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 4     Source of Funds*          SC

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 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

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 6     Citizenship or Place of Organization                       United States

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               7     Sole Voting Power
   Number of              0 shares                                        0%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               0 shares                                        0%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                0 shares                                        0%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                          0 shares                                        0%
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11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     0 shares
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12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

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13     Percent of Class Represented by Amount in Row (11)
                                                                          0%
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14     Type of Reporting Person*
                                IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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

     This Statement, dated November 18, 1996, constitutes Amendment No. 2 to the
Schedule 13D, dated May 6, 1993, regarding the reporting person's ownership of shares of common stock of Penril DataComm Networks, Inc. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall restate the entire text of the Schedule except for information which has materially changed since the filing of the Schedule.

ITEM 1.   SECURITY AND ISSUER

          Issuer:  Penril DataComm Networks, Inc.
                   1300 Quince Orchard Boulevard
                   Gaithersburg, Maryland  20878

          This statement relates to shares of common stock of the Issuer, $0.01 par value ("Common Stock").

ITEM 2.   IDENTITY AND BACKGROUND

          (a)  Ronald A. Howard

          (b)  Business address: 1300 Quince Orchard Boulevard
                                 Gaithersburg, Maryland 20878

          (c)  Principal Occupation: President, Access Beyond, Inc.

          (d)  No

          (e)  No

          (f)  Citizenship: United States


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

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The reporting person acquired all of the shares reported in the Schedule upon consummation of the merger of a subsidiary of the issuer with and into Datability, Inc., in exchange for the reporting person's stock of Datability, Inc. and upon exercise of options granted by the issuer.

ITEM 4.   PURPOSE OF THE TRANSACTION

          The original acquisition was the consideration payable in connection with the acquisition of Datability, Inc. by Penril DataComm Networks, Inc.

          All of the reporting person's shares of Common Stock of the Issuer were converted into shares of common stock, par value $.01 per share, of Bay Networks, Inc. ("Bay") pursuant to a formula set forth in the Plan and Agreement of Merger, dated June 16, 1996, as amended on August 5, 1996, among the Issuer, Bay, and a subsidiary of Bay. Immediately prior to the effectiveness of such merger, the Issuer spun off its subsidiary, Access Beyond, Inc. and all shareholders of the Issuer, including the reporting person, received one share of Access Beyond, Inc. for each share of Common Stock of the Issuer.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER

          (a) The following list sets forth the aggregate number and percentage (based on 11,993,000 shares of Common Stock estimated to be outstanding as reported in the Registration Statement Form S-1, as amended, of Access Beyond, Inc.) of outstanding shares of Common Stock owned beneficially by the reporting person named in Item 2, as of the close of business on November 18, 1996:

               Number of Shares:    0
               Percentage:          0%

          (b) Ronald A. Howard has sole power to vote and to dispose of 0 shares of Common Stock, representing 0% of the outstanding Common Stock.

          (c) The reporting person originally received 920,115 shares of the Issuer's Common Stock pursuant to an Agreement and Plan of Merger dated May 1, 1993 among the Issuer, Datability, Inc., Penril DataComm Networks, Inc., and certain stockholders of Datability, Inc. As a result of a purchase price adjustment such number were reduced by 92,012 to 828,103. Since the filing of Amendment No.1 to the Schedule, the reporting person has acquired shares of Common Stock pursuant to the exercise of options and made open market sales of shares of Common Stock. As a result of such acquisitions and dispositions, the reporting person owned, as of November 17, 1996, 925,603 shares of Common Stock.


                                    -4 of 6-

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e) As of November 18, 1996, the reporting person ceased to be the beneficial owner of more than five percent (5%) of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE Issuer

          Pursuant to the Agreement and Plan of Merger dated as of May 1, 1993, the reporting person was required for at least 18 months but not longer than the shorter of 30 months after Closing or the date on which the then Chairman of the Board and President of Penril holds neither office, not to, among other things, acquire any additional shares of Penril securities (subject to certain exceptions), seek representation on the Board of Directors, solicit proxies in opposition to a recommendation of a majority of the Penril directors, become part of a "group" within the meaning of Regulations 13D-G or subject his shares to a voting agreement, trust or similar arrangement. Pursuant to an amendment to the reporting person's employment agreement such provision was extended.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A - Cover page, signature page and relevant portions of the Agreement and Plan of Merger, dated as of May 1, 1993, among Penril DataComm Networks, Inc., Datability, Inc., P.D. Acquisition Corp., Ronald A. Howard and Richard Rupp, relating to voting or disposition of the shares of Penril DataComm Networks, Inc. owned by the reporting person.

          Exhibit B - Cover page, signature page, and relevant portions of the Plan and Agreement of Merger, dated June 16, 1996, as amended on August 5, 1996, among the Issuer, Bay, and a subsidiary of Bay, relating to the exchange of Issuer's shares for shares of Bay.

          Exhibit C - Cover page, signature page and relevant portions of the Amendment to the employment agreement of Ronald A. Howard, relating to voting or disposition of the shares of the Issuer owned by the reporting person.



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

                                    SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date:  November 20, 1996


                                       /s/ Rona1d A. Howard
                                       ---------------------------------
                                       RONALD A. HOWARD


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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